Item 2:   Eligibility for ATS Services

    a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

        Yes · No ☑

    b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

        Yes ☑ No ·

        If yes, list and provide a summary of the conditions.

Prospective external clients wishing to access AES products, including Crossfinder (whether as Direct or Indirect Subscriber), must complete the standard CSSU on-boarding process (e.g., client identification, suitability, formation documents), enter into an electronic trading agreement, and receive risk limits for their trading activity as required under SEC Rule 15c3-5. The CSSU electronic trading agreement requires, among other things, compliance with all applicable laws and regulations and representations and warranties from a client that it will not knowingly enter orders or engage in trading strategies (i) that do not represent a bona fide change of beneficial ownership or (ii) with the intent to manipulate the price or trading volume of a security, including without limitation, marking the close or marking the open, or that otherwise violate any rule or regulation applicable to such order or to trading on the applicable exchange. In addition to these procedures applicable to all potential Subscribers, Direct Subscribers must program their messaging systems in accordance with the Crossfinder technical specifications and undergo certification and testing to ensure appropriate technical compatibility. Crossfinder does not require any specific clearing arrangement and the manner in which a Subscriber clears and settles transactions will not affect eligibility for ATS services (see Part III Item 22).

CSSU Affiliates wishing to access AES products, including Crossfinder, must follow the same CSSU on-boarding processes mentioned above. Internal CSSU trading desks seeking to gain access to such products would not be subject to the CSSU on-boarding processes as such desks and the relevant products are operated by the same entity, CSSU. Although these administrative processes are not applicable to CSSU trading desks, the decision to allow any internal desk to access Crossfinder as a Direct Subscriber would require review and approval by AES Equities management as well as a revised filing of Form ATS-N.

    c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

        Yes · No ☑

        If no, identify and describe any differences.

As described above, CSSU trading desks are not subject to the administrative requirements of the CSSU on-boarding process.

    d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

        Yes ☑ No ·

Item 22:   Clearance and Settlement

      a.   Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

CSSU is a member of the National Securities Clearing Corporation ("NSCC") and the Depository Trust & Clearing Corporation ("DTC"). Crossfinder does not have any unique procedures or material arrangements to facilitate the clearance and settlement of transactions; wWhen orders are matched on Crossfinder, the execution is reported to an exchange TRF as an OTC transaction pursuant to the rules of the TRF to which it is reported. Once reported to a TRF, all executions facilitated through Crossfinder are cleared and settled using CSSU's existing clearance and settlement infrastructure. Neither CSSU nor Crossfinder facilitate the clearance and settlement of Crossfinder transactions by becoming a counterparty to matched trades (CSSU will only be a counterparty to a transaction in Crossfinder if a principal order from CSSU receives an execution). Crossfinder does not require Subscribers to have a specific clearing arrangement, however all Subscribers must have an established clearing method and provide appropriate settlement instructions to allow CSSU to clear and settle their transactions through NSCC and DTC. Broker-dealer Subscribers may enter into a Qualified Service Representative ("QSR") or AGU/Attachment 2 agreement, which allows CSSU to submit trade executions for clearance and settlement on their behalf on an execution-by-execution basis, without netting, through the submission of locked-in trades to the NSCC. Trade executions for non-broker-dealer Subscribers are submitted for clearance and settlement to DTC at the end of each trading day on an aggregated basis per Subscriber in accordance with the Subscriber's settlement instructions, either on a delivery-versus-payment or receipt-versus-payment basis. Settlement instructions are in place for each Subscriber and will apply regardless of whether an execution is broker-dealer vs. broker-dealer, broker-dealer vs. non-broker-dealer, or non-broker-dealer vs. non-broker-dealer.

CSSU will designate a small portion of executions which CSSU receives on Crossfinder for settlement on the Paxos Settlement Service platform operated by Paxos Trust Company, LLC ("Paxos"), a New York State limited purpose trust company. Paxos has received a no-action letter from staff at the SEC's Division of Trading and Markets indicating that the staff would not pursue a referral to the enforcement division against Paxos under Section 17A(b)(1) of the Securities Exchange Act of 1934 if Paxos fails to register with the Commission as a clearing agency in connection with its operation of a securities settlement system referred to in the Request as the "Paxos Settlement Service" ("PSS"). Specifically, Paxos uses a proprietary blockchain-based cryptographic ledger that records changes in ownership of securities and cash resulting from settlement of securities between participants on the platform. The PSS platform facilitates settlement on a simultaneous delivery-versus-payment (DVP) basis, and therefore both sides of an executed trade must be existing participants on the PSS platform who have designated Paxos as the settlement location on the relevant trade. This will not affect standard settlement procedures for all other Crossfinder Subscribers who are not PSS participants.

In the initial phase, CSSU will settle a limited universe of symbols against a small number of broker-dealer Subscribers who are also Paxos participants. CSSU will systematically identify Crossfinder executions involving (i) two Subscribers who are PSS participants and (ii) securities which have been deemed eligible for inclusion in the pilot phase in accordance with Paxos's no-action letter ("Active Securities"), and submit such executions to the PSS for settlement in accordance with the operating procedures of the PSS.

As Paxos participants are onboarded to the PSS, CSSU will work together with Paxos and the Paxos participants who are also broker-dealer Subscribers to confirm the selection of Active Securities and the relevant date that CSSU should begin routing executions to PSS for settlement. On a daily basis, Paxos will monitor the volume of executions routed to PSS for settlement with respect to the volume limits in accordance with the operating procedures of the PSS. As a result of this volume monitoring, Paxos will promptly notify CSSU in the event that CSSU needs to stop the submission of trades of an Active Security. Paxos will also notify CSSU in the event that a Paxos participant is no longer a Paxos participant.

As a result of any such notification from Paxos, CSSU personnel will remove the relevant security and/or Paxos participant from the Crossfinder component responsible for the systematic identification of executions for submission to the PSS. Following such removal, CSSU personnel will notify Paxos of its completion. Crossfinder executions involving a security or Subscriber which Paxos has removed from PSS eligibility will clear and settle regular way in accordance with the Subscriber's default settlement instructions.

For the avoidance of doubt, the arrangement described in this item between Paxos and CSSU does not in any way alter the application of Crossfinder's established rules and procedures discussed elsewhere in this Form ATS-N.

      b.   Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

Yes ☑ No ☑

If no, identify and explain any differences.

As described above, CSSU will designate a small portion of executions which CSSU receives on Crossfinder for settlement on the PSS platform. Settlement via the PSS platform will only be against a small number of broker-dealer Subscribers who are also Paxos participants.